[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

May 13, 2010

Anne Nguyen Parker

Tracey McNeil

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation Amendment No. 8 to Registration Statement on Form S-1 Filed May 10, 2010 File Number 333-150760

Dear Ms. Parker and Ms. McNeil:

Set forth below are the responses of Noranda Aluminum Holding Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were communicated by telephone on May 12, 2010, regarding Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

In connection with this letter, the Company is also filing Amendment No. 9 to the Registration Statement (“Amendment No. 9”). In addition to revisions to reflect the Staff’s comments, Amendment No. 9 includes revisions to reflect (1) a revised offering price range of $8 to $9, (2) an offering size of 10,000,000 shares and (3) an over-allotment option to purchase up to 1,500,000 shares from the Company. All page references in the responses set forth below refer to pages of Amendment No. 9.

1.	In response to the Staff’s comment to modify the Company’s disclosures regarding the monetization of the Company’s hedges, the Company has revised the disclosures on pages 4, 6, 8, 15, 29, 32, 91, 96, 97, 105, 107, 162, 164 and 165.

2.	In response to the Staff’s comments regarding the description of the use of proceeds, the Company has revised the disclosure on page 44.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

May 13, 2010

3.	In response to the Staff’s comment regarding the “Ownership and Organizational Structure” section, the Company has added a footnote on page 47 to explain the ownership and control structure of Apollo.

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum